Exhibit 99.3

Undertaking from HSBC Holdings plc to the Financial Services Authority

HSBC Holdings plc (“Holdings”) undertakes to the Financial Services Authority (“FSA”) to:

1.	by 9 February 2013 establish a committee of the Board of Holdings with a mandate to oversee matters relating to anti-money laundering (“AML”), sanctions, terrorist financing and proliferation financing (the “Committee”);

2.	by 9 February 2013 obtain the approval of the FSA to the terms of reference of the Committee (and to any subsequent material amendment), which shall include overseeing:

a.	the establishment, implementation, maintenance and review of policies and procedures applicable to members of Holdings and its subsidiary undertakings (as defined in regulation 15(3) of the Money Laundering Regulations 2007) (together the “HSBC Group”) who arc not subject to requirements under UK law concerning UK AML, sanctions, terrorist financing and proliferation financing requirements (“UK requirements”), sufficient to provide a level of protection concerning AML, sanctions, terrorist financing and proliferation financing equivalent to that provided under UK requirements:

•

to the extent that Holdings is able to do so with respect to any subsidiary undertaking having regard to the level of shares or voting power held by Holdings, directly or indirectly, in respect of that subsidiary undertaking;

•	other than to the extent such policies and procedures are not permitted under the law of the jurisdiction in which any subsidiary undertaking or branch is located;

b.	the establishment, implementation, maintenance and review of adequate policies and procedures sufficient to ensure the compliance of Holdings and other members of the HSBC Group who arc subject to UK requirements with those requirements;

c.	the establishment, implementation, maintenance and review of adequate policies and procedures sufficient to ensure the compliance of HSBC Group with the requirements of the deferred prosecution agreements, settlement agreements, consent cease and desist orders and other agreements and orders entered into with HSBC North America Holdings, Inc. (“HNAH”) and/or Holdings or issued to HNAH and/or Holdings by a number of US authorities in relation to anti-money laundering failings and related matters on 11 December 2012 (including the deferred prosecution agreement with the United States Department of Justice, Criminal Division, Asset Forfeiture and Money Laundering Section (“DoJ”), the United States Attorney’s Office for the Eastern District of New York, and the United States Attorney’s Office for the Northern District of West Virginia (“DPA”), and the consent cease and desist order issued by the Board of Governors of the Federal Reserve System (“C&D order”)) to the extent that Holdings is able to do so with respect to any subsidiary undertaking having regard to the level of shares or voting power held by Holdings, directly or indirectly, in respect of that subsidiary undertaking;

d.

that the HSBC Group pays proper regard to the recommendations of the skilled person appointed under section 166 of the Financial Services and Markets Act 2000 to provide independent oversight of the implementation and ongoing operations of HSBC Group in complying with AML, sanctions, terrorist financing and proliferation financing obligations (the “Monitor”) and Group money laundering reporting officer (“Group MLRO”) including, where appropriate, implementing those recommendations in a timely and effective manner or explaining why not to relevant regulators;

e.	the establishment, implementation and maintenance of adequate policies and procedures sufficient to ensure proactive notification to the Group MLRO and to the relevant national regulators of any AML, sanctions, terrorist financial or proliferation financing issues that arc likely to constitute a breach of applicable requirements by a member of the HSBC Group;

3.	by 9 February 2013 appoint to the Committee:

a.	directors of Holdings nominated by the board of Holdings, of whom at least two will be non-executive directors, one of whom will be chairperson of the Committee;

b.	a senior representative of HBUS or HNAH who:

i.	has expertise in AML, sanctions, terrorist financing and proliferation financing matters; and

ii.	is normally resident in the United States;

c.	two external experts, one of whom has US expertise and one of whom has UK expertise on AML, sanctions, terrorist financing and proliferation financing matters;

4.	obtain the prior consent of the FSA to any appointment to the Committee;

5.	ensure that the Committee has the following minimum reporting obligations:

a.	a quarterly report to the Board of Holdings;

b.	a semi-annual report to the Core College of Regulators of the HSBC Group;

c.	an annual summary report to the Global College of Regulators of the HSBC Group;

d.	full minutes and papers to the FSA;

e.	oversight of any reporting to the DoJ in accordance with the terms of the DPA, to be shared with the FSA and the Federal Reserve Bank of Chicago;

f.	oversight of any reporting in compliance with the C&D order, to be shared with the FSA;

g.	reporting in accordance with its requests to the FSA on compliance of HSBC Group with UK requirements;

6.	from no later than 9 February 2013 take all reasonable steps that Holdings is able to take (having regard to the level of shares or voting power held by Holdings, directly or indirectly, in respect of the relevant members of the HSBC Group) to ensure that:

a.	where a member of the HSBC Group is subject to UK requirements, that

HSBC Group member establishes, implements, maintains and reviews adequate policies and procedures sufficient to ensure compliance with those requirements; and

b.	where this is not the ease, each member of the HSBC Group establishes, implements, maintains and reviews adequate policies and procedures sufficient to provide a level of protection concerning AML, sanctions, terrorist financing and proliferation financing equivalent to that under UK requirements, other than to the extent:

•	it is located in an EEA Member State other than the UK; or

•	such measures are not permitted under the law of the state in which it is located;

7.	by 9 February 2013 appoint a Group MLRO and ensure that the Group MLRO:

a.	occupies a full time position devoted entirely to HSBC Group’s compliance with global AML/sanctions/terrorist financing/proliferation financing and relevant Global Standards assurance requirements;

b.	is subject to an interview by the FSA to ensure they meet the requirements of FSA’s Significant Influence Function regime;

c.	attends the Committee;

d.	is empowered by the Board of Holdings to ensure the relevant systems and controls in HSBC Group are robust, adequate and effective and where necessary to issue directions for their improvement;

8.	ensure that the role of the Group MLRO includes:

a.	requiring that members of the HSBC Group establish, implement and maintain adequate measures as set out in paragraph 6 above and in accordance with the DPA and C&D older, and monitoring those measures;

b.	amending HSBC Group policies and procedures to make clear that HSBC Group entities will perform effective due diligence on affiliates and taking responsibility for ensuring compliance with those policies and procedures;

c.	establishing policies to be used in all HSBC Group entities which establish the risk level of individual jurisdictions, and signing off on the adequacy of policies and procedures (which should include appropriate escalation procedures) concerning the due diligence done by HSBC Group entities on counterparties from high risk jurisdictions;

d.	responsibility for ensuring the adequate scale, experience and expertise of the AML/sanctions/terrorist financing/proliferation financing function on a global basis;

e.	making recommendations to the remuneration Committee of the Board of Holdings on:

i.	remuneration measures designed to promote compliance with US and UK AML/sanctions/terrorist financing/proliferation financing requirements (and the modification of any arrangements that conflict with those requirements);

ii.	reduction of discretionary remuneration and application of claw-back to the remuneration of individuals who have acted against the letter or spirit of US and UK AML/sanctions/terrorist financing/proliferation financing requirements or firm or HSBC Group policies in those areas.

9.	establish the following minimum reporting obligations of the Group MLRO:

a.	the Group MLRO shall report for line management purposes to the Group Chief Risk Officer and be a member of the Global Risk Management Board and the Global Standards Steering Committee, but shall also report regularly and formally to the Board of Holdings;

b.	the Group MLRO shall report at least annually to the Board of Holdings on the effectiveness of HSBC Group AML/sanctions/terrorist financing/proliferation financing policies and procedures, and to recommend any changes required, including to the scale and expertise of the AML function across HSBC Group;

c.	the Group MLRO shall appear annually before the remuneration committee of the Board of Holdings to report on any matters relevant to the application of effective incentives and controls for the prevention of money laundering/sanctions violations/terrorist financing/proliferation financing;

10.	by 9 February 2013, or promptly following approval of the draft contract from the FSA, appoint a Monitor to oversee the implementation and ongoing operations of HSBC Group in complying with AML, sanctions, terrorist financing and proliferation financing obligations. This will include:

•	an assessment of the Group’s progress in redesigning and implementing appropriate policies and procedures for meeting these obligations;

•	making recommendations for improvements to the relevant subcommittees and supervisory authorities;

•	conducting ongoing monitoring on the effectiveness of these policies and procedures;

•	providing independent reporting to the Committee and supervisory authorities.

Holdings further agrees:

1.	to the FSA monitoring compliance with these undertakings, and to assist it in doing so; and

2.	to provide copies of these undertakings and the related requirements on the permission of HSBC Bank plc (“Bank”) to each officer or member of staff of Holdings who is an approved person (as defined in section 64(13) of the Financial Services and Markets Act (“FSMA”)) in relation to Bank and to whose functions and responsibilities the undertakings and requirements are relevant, and to obtain their written confirmation that they have read and understood the undertakings and requirements.

Holdings understands and accepts that failure to comply with these undertakings is relevant to:

1.	the FSA’s assessment of its suitability as a person which has control over a UK authorised person for the purposes of Part XII of FSMA; and

2.	whether any officer or member of staff of Holdings who is an approved person in relation to Bank has failed to comply with the Statements of Principle for Approved Persons issued by the FSA.

/s/ M. M. Moses
for and on behalf of HSBC Holdings pic
11 December 2012
M. M. Moses
Group Chief Risk Officer